

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2017

Christopher J. Schaber
President and Chief Executive Officer
Soligenix, Inc.
29 Emmons Drive, Suite B-10
Princeton, NJ 08540

  Re: Soligenix, Inc.
   Registration Statement on Form S-1
   Filed November 20, 2017
   File No. 333-221681

Dear Dr. Schaber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at (202) 551-5019 with any questions.

         Division of Corporation Finance
         Office of Healthcare & Insurance

cc: Driscoll R. Ugarte, Esq.